UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 24, 2008**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On October 24, 2008 First Financial Holdings, Inc. announced Fourth Quarter and Fiscal Year results and quarterly dividend payment. For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit (99.1). Press release dated October 24, 2008 with additional financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: October 24, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Fourth Quarter and Fiscal Year results and quarterly dividend payment with additional financial information

Exhibit 99.1

First Financial Holdings, Inc. Fourth Quarter and Fiscal Year results

and additional financial information.

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President-Investor Relations
and Corporate Secretary
(843) 529-5931 or (843) 729-7005

FIRST FINANCIAL HOLDINGS, INC.
ANNOUNCES FOURTH QUARTER AND FISCAL 2008 EARNINGS
AND QUARTERLY DIVIDEND PAYMENT

Charleston, South Carolina (October 24, 2008) – First Financial Holdings, Inc. ("Company") (NASDAQ GSM: FFCH) today reported net income for the fourth quarter of its fiscal year ended September 30, 2008. Net income for the quarter ended September 30, 2008 was $6.3 million and increased $1.1 million or 21.5% from the comparative quarter ended September 30, 2007. Basic and diluted earnings per share totaled $0.54 for the current quarter, compared to $0.44 per basic and diluted share for the quarter ended September 30, 2007. Net income and diluted earnings per share for the twelve months ended September 30, 2008 totaled $22.6 million, or $1.94, compared with $25.1 million, or $2.07, for the twelve months ended September 30, 2007.

President and Chief Executive Officer A. Thomas Hood commented, "We are very pleased with our solid fourth quarter fiscal year results and with operations during fiscal 2008. Our operating results are due in large part to the quality of our management team and staff, our credit culture and the confidence of our customers in our ability to provide the banking, financing, investment, trust and insurance products and services they need in this challenging environment. It is clear that our strategy of diversifying our revenues and providing our customers with a broad selection of financial solutions is also benefiting our customers, our bank and our shareholders."

Compared with the quarter ended June 30, 2008, the net interest margin decreased by eight basis points from a net interest margin of 3.56% to 3.48% for the quarter ended September 30, 2008. Net interest income for the quarter ended September 30, 2008 was $24.2 million, increasing from $24.0 million or 0.6% for the linked quarter ended June 30, 2008. Hood commented, "We continue to face significant pricing competition however our focus remains on increasing our core deposits and developing long-term customer relationships."

Hood noted, "Credit quality weakened during the fourth fiscal quarter. Consumers in our markets are experiencing higher unemployment, lower home values and increased living expenses. We are closely monitoring credit trends in our markets and specific loans in our loan portfolio. The Company continues to experience higher levels of non-performing loans and net loan charge-offs as compared to our historical lows; but when compared to industry averages, our problem loans and charge-offs are very low. We remain confident in our underwriting and the quality of loans originated. Annualized net loan charge-offs as a percentage of net loans totaled 0.39% for the quarter ended September 30, 2008."

The Company recognized a provision for loan losses of $5.2 million for the quarter ended September 30, 2008 compared to $4.9 million for the quarter ended June 30, 2008, and $1.9 million for the quarter ended September 30, 2007. The increase in the provision on both a linked and comparative quarter basis is attributable to increased delinquencies and non-performing loans and an ongoing assessment of current economic conditions specific to the markets we serve. The Company increased its allowance for loan losses as a percent of total loans from 92 basis points during the quarter ended June 30, 2008 to 102 basis points during the quarter ended September 30, 2008. Problem assets, which include non-accrual loans, accruing loans more than 90 days past due and real estate owned, as a percentage of total assets were 0.84% at September 30, 2008 compared with 0.28% at September 30, 2007 and 0.76% at June 30, 2008. The Company's loan loss reserve coverage of non-performing loans was 116.3% at September 30, 2008 compared to 251.4% at September 30, 2007 and 126.3% at June 30, 2008. The Company continues to work with borrowers searching for alternatives to mortgage foreclosure.

Mortgage banking income decreased by $104 thousand or 11.3% for the comparative quarter ended September 30, 2007. This change was the result of the narrowing spreads between the 10-year Treasury yield and 30-year mortgage rates. During fiscal 2008, our hedging program offset $2.4 million mark to market losses on mortgage servicing rights.

During the quarter ended September 30, 2008, we had one investment considered other than temporarily impaired (OTTI) and we recorded a $486 thousand loss for that adjustment. The company had no exposure to preferred stock issued by the Federal Home Loan Mortgage Corporation (FHLMC) or the Federal National Mortgage Association (FNMA).

Total non-interest revenues were $15.1 million for the fourth quarter of fiscal 2008, an increase of $1.7 million from $13.4 million for the quarter ended September 30, 2007. This increase is primarily attributable to increases in insurance commissions as a result of the acquisition of The Somers-Pardue Agency, Inc., service charges and fees on deposit accounts and gains on disposition of assets from the sale of a building once used as an operations center in Conway, South Carolina. Total revenues, defined as net interest income plus total other income, excluding gains on sales of investments and gains on disposition of assets, increased to $38.3 million for the quarter ended September 30, 2008, an increase of $4.3 million, or 12.8%, from $34.0 million during the comparable quarter ended September 30, 2007.

Total non-interest expenses increased by $1.1 million or 4.7%, to $23.9 million for the quarter ended September 30, 2008 compared to $22.8 million for the quarter ended September 30, 2007. Salary and employee benefits costs increased in the fourth quarter of fiscal 2008 as a result of the acquisition of the operations of Somers-Pardue. Additionally, we continue to have higher occupancy expenses as a result of our recently completed renovations on the building adjacent to our operations center. We expect that leases on this property will reduce occupancy costs in future quarters.   Several new leases to third-party businesses have been executed and increased occupancy levels are expected during the first quarter of fiscal 2009.

Hood noted, "During the fourth quarter of fiscal 2008, we relocated two financial service centers: Shoppers Port on Highway 17 South in Charleston and our Southpark location in Florence. We expect to open our second in-store financial service center in the new Wal-mart Superstore in Florence on October 29, 2008 and we are relocating our Mall Drive financial center in North Charleston in March 2009. These relocations allow for more exposure as traffic patterns change."

Hood commented, "The housing market outlook remains challenging and we are continuing to see slowness in the housing market as a result of increased inventories of residential units and fewer housing starts. We expect the housing market to continue to be very weak for the foreseeable future. "

Hood continued, "While current market conditions continue to present many challenges for all financial institutions, we are committed to finding the best financial solutions for our customers and the best results for our shareholders. Our Board of Directors, officers and employees welcome the new fiscal year and are focused on achieving our financial and operational goals for fiscal 2009."

The Company also announced today that its Board of Directors has declared a regular quarterly cash dividend of .255 cents per share. The dividend is payable November 21, 2008, to stockholders of record as of November 7, 2008. Hood concluded, "The Company continues to achieve solid earnings and the Board believes strongly that shareholders should share in the Company's success."

As of September 30, 2008, First Financial's total assets were $3.0 billion, loans receivable totaled $2.4 billion and deposits were $1.9 billion. Stockholders' equity was $183.5 million and book value per common share totaled $15.69 at September 30, 2008. First Federal's capital ratio (i.e., equity divided by assets) was 6.9% at September 30, 2008, compared to 7.0% and 7.4% at June 30, 2008 and September 30, 2007, respectively. Tangible equity to assets was 7.5% at September 30, 2008, compared to 7.2% and 7.4% at June 30, 2008 and September 30, 2007, respectively. As of September 30, 2008, First Federal remained categorized "well capitalized" under regulatory standards.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston ("First Federal"), which operates 58 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina offering banking and trust services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

NOTE: A. Thomas Hood, President and CEO of the Company, and R. Wayne Hall, Executive Vice President and CFO, will discuss these results in a conference call at 2:00 PM (EDT), October 24, 2008. The call can be accessed via a webcast available on First Financial's website at www.firstfinancialholdings.com.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, the credit risk of lending activities, including changes in the level of and trend of loan delinquencies and charge-offs, results of examinations by our banking regulators, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2007. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	Three Months Ended			Twelve Months Ended	
	09/30/08	09/30/07	06/30/08	09/30/08	09/30/07
Statements of Income					
Interest income	$ 43,371	$ 42,931	$ 43,229	$ 174,772	$ 168,044
Interest expense	19,216	22,239	19,220	83,408	85,214
Net interest income	24,155	20,692	24,009	91,364	82,830
Provision for loan losses	(5,218)	(1,850)	(4,907)	(16,939)	(5,164)
Net interest income after provision	18,937	18,842	19,102	74,425	77,666
Other income					
Net gain on sale of investments and mortgage-backed securities	-	-	4	750	266
Brokerage fees	672	664	665	2,923	2,551
Commissions on insurance	6,068	4,883	7,136	23,773	20,865
Other agency income	274	288	296	1,057	1,181
Service charges and fees on deposit accounts	6,132	5,818	5,912	23,901	21,566
Mortgage banking income	818	922	1,828	7,456	4,255
Gains on disposition of assets	913	40	43	1,052	230
Other	176	759	504	1,970	2,303
Total other income	15,053	13,374	16,388	62,882	53,217
Other expenses					
Salaries and employee benefits	14,686	14,172	16,625	65,282	58,669
Occupancy costs	2,181	1,810	2,016	8,243	6,632
Marketing	459	522	685	2,408	2,261
Furniture and equipment expense	1,631	1,516	1,445	5,876	5,406
Other	4,936	4,801	4,944	18,501	17,468
Total other expenses	23,893	22,821	25,715	100,310	90,436
Income before income taxes	10,097	9,395	9,775	36,997	40,447
Provision for income taxes	3,788	4,204	3,873	14,359	15,375
Net income	6,309	5,191	5,902	22,638	25,072
Earnings per common share:					
Basic	0.54	0.44	0.51	1.94	2.10
Diluted	0.54	0.44	0.51	1.94	2.07
Average shares outstanding	11,683	11,741	11,668	11,664	11,929
Average diluted shares outstanding	11,688	11,842	11,679	11,692	12,089
Ratios:					
Return on average equity	13.59%	11.09%	12.60%	12.16%	13.99%
Return on average assets	0.86%	0.77%	0.81%	0.79%	0.94%
Net interest margin	3.48%	3.31%	3.56%	3.41%	3.36%
Total other expense/average assets	3.24%	3.39%	3.54%	3.50%	3.38%
Efficiency ratio (1)	61.36%	67.81%	63.47%	64.33%	67.16%
Net charge-offs/loans, annualized	0.39%	0.30%	0.32%	0.37%	0.21%

(1) Excludes from income - (losses) gains on sales of securities, net real estate operations, gains on disposition of assets; excludes from expenses - non-recurring compensation expenses.

Please Note: Certain prior period amounts have been reclassified to conform to current period presentation.

-more-

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	09/30/08	09/30/07	06/30/08
Statements of Financial Condition			
Assets			
Cash and cash equivalents	$ 62,949	$ 77,334	$ 72,735
Investments	60,969	55,629	61,760
Mortgage-backed securities	351,110	297,011	353,257
Loans receivable, net	2,333,268	2,140,769	2,268,484
Office properties, net	78,738	74,303	77,673
Real estate owned	4,286	1,513	5,442
Intangible assets	36,241	22,627	40,401
Mortgage servicing rights	12,550	12,831	12,754
Other assets	33,883	29,353	31,522
Total Assets	2,973,994	2,711,370	2,924,028
Liabilities			
Deposits	1,851,102	1,854,051	1,865,261
Advances from FHLB	818,000	554,000	747,000
Other borrowings	75,205	52,207	69,204
Other liabilities	46,209	65,397	54,585
Total Liabilities	2,790,516	2,525,655	2,736,050
Stockholders' equity			
Stockholders' equity	302,831	290,091	298,835
Treasury stock	(103,387)	(103,197)	(103,274)
Accumulated other comprehensive loss	(15,966)	(1,179)	(7,583)
Total stockholders' equity	183,478	185,715	187,978
Total liabilities and stockholders' equity	2,973,994	2,711,370	2,924,028
Stockholders' equity/assets	6.17%	6.85%	6.43%
Common shares outstanding	11,692	11,635	11,674
Book value per share	$ 15.69	$ 15.96	$ 16.10

	09/30/08	09/30/07	06/30/08
Credit quality-quarterly results			
Total reserves for loan losses	$ 23,990	$ 15,428	$ 21,023
Loan loss reserves / loans	1.02%	0.72%	0.92%
Reserves/non-performing loans	116.27%	251.43%	126.34%
Provision for losses	$ 5,218	$ 1,850	$ 4,907
Net loan charge-offs	$ 2,251	$ 1,610	$ 1,785
Problem assets			
Non-accrual loans	$ 20,557	$ 6,087	$ 16,562
Accruing loans 90 days or more past due	76	49	79
REO through foreclosure	4,286	1,513	5,442
Total	$ 24,919	$ 7,649	$ 22,083
As a percent of total assets	0.84%	0.28%	0.76%

First Financial Holdings, Inc.
As of the Quarter Ended (Unaudited)
(dollars in thousands)

BALANCE SHEET	09/30/08	06/30/08	03/31/08	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06
Assets								
Cash and investments	$ 123,918	$ 134,495	$ 142,364	$ 137,847	$ 132,963	$ 151,474	$ 169,538	$ 161,515
Loans receivable	2,333,268	2,268,484	2,232,058	2,194,972	2,140,769	2,122,228	2,107,651	2,077,411
Mortgage-backed securities	351,110	353,257	370,848	345,397	297,011	264,655	285,321	290,148
Office properties and equip.	78,738	77,673	76,708	74,791	74,303	66,140	63,349	60,429
Real estate owned	4,286	5,442	4,310	2,748	1,513	1,560	1,277	2,005
Other assets	82,674	84,677	62,216	61,952	64,811	64,877	64,218	63,520
Total assets	$ 2,973,994	$ 2,924,028	$ 2,888,504	$ 2,817,707	$ 2,711,370	$ 2,670,934	$ 2,691,354	$ 2,655,028
Liabilities								
Deposits	$ 1,851,102	$ 1,865,261	$ 1,875,099	$ 1,806,585	$ 1,854,051	$ 1,885,677	$ 1,877,084	$ 1,819,804
Advances-FHLB	818,000	747,000	719,000	708,000	554,000	435,000	454,000	475,000
Other borrowed money	75,205	69,204	52,204	52,206	52,207	97,258	104,730	112,996
Other liabilities	46,209	54,585	55,575	63,620	65,397	64,240	66,194	59,248
Total liabilities	2,790,516	2,736,050	2,701,878	2,630,411	2,525,655	2,482,175	2,502,008	2,467,048
Total stockholders' equity	183,478	187,978	186,626	187,296	185,715	188,759	189,346	187,980
Total liabilities and stockholders' equity	$ 2,973,994	$ 2,924,028	$ 2,888,504	$ 2,817,707	$ 2,711,370	$ 2,670,934	$ 2,691,354	$ 2,655,028
Total shares o/s	11,692	11,674	11,663	11,657	11,635	11,841	11,950	12,065
Book value per share	$ 15.69	$ 16.10	$ 16.00	$ 16.07	$ 15.96	$ 15.94	$ 15.84	$ 15.58
Equity/assets	6.17%	6.43%	6.46%	6.65%	6.85%	7.07%	7.04%	7.08%
AVERAGE BALANCES								
Total assets	$ 2,949,011	$ 2,906,266	$ 2,853,106	$ 2,764,539	$ 2,691,152	$ 2,681,144	$ 2,673,191	$ 2,656,578
Earning assets	2,763,247	2,714,252	2,655,387	2,584,426	2,476,732	2,477,751	2,453,456	2,437,654
Loans	2,314,352	2,269,463	2,227,139	2,189,044	2,142,475	2,131,985	2,103,270	2,080,090
Costing liabilities	2,730,439	2,671,260	2,612,019	2,523,927	2,432,008	2,444,677	2,419,069	2,384,137
Deposits	1,875,748	1,884,688	1,841,855	1,841,414	1,874,849	1,878,237	1,836,062	1,826,960
Equity	185,728	187,302	186,961	186,506	187,237	189,053	188,663	185,861


First Financial Holdings, Inc.
(dollars in thousands)


	Quarter Ended (Unaudited)								Fiscal Year	
	09/30/08	06/30/08	03/31/08	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/08	09/30/07
STATEMENT OF OPERATIONS										
Total interest income	$ 43,371	$ 43,229	$ 43,810	$ 44,363	$ 42,931	$ 42,540	$ 41,388	$ 41,185	$ 174,772	$ 168,044
Total interest expense	19,216	19,220	21,669	23,303	22,239	21,559	20,933	20,483	83,408	85,214
Net interest income	24,155	24,009	22,141	21,060	20,692	20,981	20,455	20,702	91,364	82,830
Provision for loan losses	(5,218)	(4,907)	(3,567)	(3,248)	(1,850)	(1,390)	(1,071)	(853)	(16,939)	(5,164)
Net int. inc. after provision	18,937	19,102	18,574	17,812	18,842	19,591	19,384	19,849	74,425	77,666
Other income										
Gain on investment securities		4	645	100			266		750	266
Brokerage fees	672	665	906	680	665	570	709	607	2,923	2,551
Commissions on insurance	6,068	7,136	6,532	4,037	4,883	5,082	6,970	3,930	23,773	20,865
Other agency income	274	296	237	250	288	321	325	247	1,057	1,181
Mortgage banking income	818	1,828	2,961	1,849	922	1,278	768	1,287	7,456	4,255
Svc. chgs/fees-dep. accts	6,132	5,912	5,780	6,077	5,818	5,720	4,938	5,090	23,901	21,566
Gains (losses) on disposition of properties	913	43	59	36	40	115	19	56	1,052	230
Other	176	504	681	611	758	409	689	447	1,970	2,303
Total other income	15,053	16,388	17,801	13,640	13,374	13,495	14,684	11,664	62,882	53,217
Other expenses										
Salaries & employee benefits	14,686	16,625	15,963	18,007	14,172	14,596	14,840	15,173	65,282	58,669
Occupancy costs	2,181	2,016	2,012	2,034	1,810	1,601	1,566	1,655	8,243	6,632
Marketing	459	685	570	694	521	751	562	427	2,408	2,261
Furniture and equipment expense	1,631	1,445	1,374	1,532	1,641	1,473	1,380	1,373	5,876	5,406
Other	4,936	4,944	4,143	4,373	4,677	4,357	3,978	3,883	18,501	17,468
Total other expenses	23,893	25,715	24,062	26,640	22,821	22,778	22,326	22,511	100,310	90,436
Income before taxes	10,097	9,775	12,313	4,812	9,395	10,308	11,742	9,002	36,997	40,447
Provision for income taxes	3,788	3,873	4,783	1,915	4,204	3,810	4,202	3,159	14,359	15,375
Net Income	$ 6,309	$ 5,902	$ 7,530	$ 2,897	$ 5,191	$ 6,498	$ 7,540	$ 5,843	$ 22,638	$ 25,072

Note: Certain prior period amounts have been reclassified to conform to current period presentation.

Average shares o/s, basic	11,683	11,668	11,659	11,646	11,741	11,886	12,043	12,046	11,664	11,929
Average shares o/s, diluted	11,688	11,679	11,675	11,727	11,842	12,032	12,223	12,259	11,692	12,089
Net income per share - basic	$ 0.54	$ 0.51	$ 0.65	$ 0.25	$ 0.44	$ 0.55	$ 0.63	$ 0.49	$ 1.94	$ 2.10
Net income per share - diluted	$ 0.54	$ 0.51	$ 0.64	$ 0.25	$ 0.44	$ 0.54	$ 0.62	$ 0.48	$ 1.94	$ 2.07
Dividends paid per share, authorized	$ 0.255	$ 0.255	$ 0.255	$ 0.255	$ 0.25	$ 0.25	$ 0.25	$ 0.25	$ 1.02	$ 1.00

					Quarter Ended (unaudited)					Fiscal Year	
	09/30/08	06/30/08	03/31/08	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/08	09/30/07
OTHER RATIOS										
Return on Average Assets	0.86%	0.81%	1.06%	0.42%	0.77%	0.97%	1.13%	0.88%	0.79%	0.94%
Return on Average Equity	13.59%	12.60%	16.11%	6.21%	11.09%	13.75%	15.99%	12.52%	12.16%	13.99%
Average yield on earning assets	6.24%	6.40%	6.63%	6.81%	6.89%	6.88%	6.84%	6.70%	6.53%	6.82%
Average cost of paying liabilities	2.80%	2.89%	3.34%	3.67%	3.65%	3.54%	3.51%	3.41%	3.17%	3.53%
Gross spread	3.44%	3.51%	3.29%	3.14%	3.24%	3.34%	3.33%	3.29%	3.36%	3.29%
Net interest margin	3.48%	3.56%	3.35%	3.23%	3.31%	3.40%	3.38%	3.37%	3.41%	3.36%
Operating exp./avg. assets	3.24%	3.54%	3.37%	3.86%	3.48%	3.50%	3.41%	3.47%	3.50%	3.38%
Efficiency ratio	61.36%	63.47%	61.39%	71.10%	66.77%	65.90%	63.87%	69.27%	64.33%	67.16%

Note: Average yields, costs and margins for prior periods adjusted to actual days

COMPOSITION OF GROSS LOAN PORTFOLIO										
COMPOSITION OF GROSS LOAN PORTFOLIO										
Mortgage Loans (1-4 Family)	$ 896,747	$ 880,759	$ 887,670	$ 882,179	$ 876,320	$ 882,225	$ 890,541	$ 888,797		
Construction Loans (1-4 Family)	91,646	95,476	98,884	100,712	110,375	108,132	111,174	110,613		
Commercial Real Estate	371,675	353,919	340,872	329,140	294,232	284,649	286,103	282,396		
Commercial Business Loans	88,694	89,004	84,798	82,836	81,846	83,629	86,890	82,974		
Land	260,263	259,146	251,937	246,532	231,415	227,471	222,165	219,349		
Home Equity Lines of Credit	321,952	296,902	281,178	270,880	263,922	263,588	257,281	255,609		
Mobile Home Loans	222,375	216,467	210,287	206,270	199,349	193,449	184,704	179,440		
Credit Cards	16,125	15,824	15,638	16,198	14,775	14,272	13,940	14,579		
Other Consumer Loans	139,244	139,085	136,546	138,282	138,719	134,944	120,377	118,211		
	2,408,721	2,346,582	2,307,810	2,273,029	2,210,953	2,192,359	2,173,175	2,151,968		
Less:										
Unfunded Loan Commitments	53,398	58,894	59,502	63,027	56,485	56,497	52,073	61,052		
Deferred Loan Fees	(1,935)	(1,819)	(1,651)	(1,662)	(1,729)	(1,554)	(1,305)	(1,209)		
Total	$ 2,357,258	$ 2,289,507	$ 2,249,959	$ 2,211,664	$ 2,156,197	$ 2,137,416	$ 2,122,407	$ 2,092,125		

Note: The Composition of Gross Loans has been changed to collateral type consistent with 10Qs as filed with the SEC.

ASSET QUALITY										
ASSET QUALITY										
Non-accrual loans	$ 20,557	$ 16,562	$ 12,800	$ 10,133	$ 6,087	$ 5,710	$ 5,049	$ 3,796		
Loans 90 days or more past due	76	79	99	68	49	90	56	44		
REO thru foreclosure	4,286	5,442	4,310	2,748	1,513	1,560	1,277	2,005		
	$ 24,919	$ 22,083	$ 17,209	$ 12,949	$ 7,649	$ 7,360	$ 6,382	$ 5,845		
LOAN AND REO LOSS RESERVES										
Total reserves for loan losses	$ 23,990	$ 21,023	$ 17,901	$ 16,692	$ 15,428	$ 15,188	$ 14,756	$ 14,714		
Loan loss reserves/ loans	1.02%	0.92%	0.80%	0.76%	0.72%	0.71%	0.70%	0.70%		
Provision for losses	5,218	4,907	3,567	3,248	1,850	1,390	1,071	853		
Net loan charge-offs	2,251	1,785	2,358	1,983	1,610	958	1,030	820		
Net charge-offs/average net loans	0.10%	0.08%	0.11%	0.09%	0.08%	0.05%	0.05%	0.04%		
Annualized net charge-offs/av.loans	0.39%	0.32%	0.43%	0.36%	0.30%	0.18%	0.19%	0.16%		